Mercedes-Benz Auto Lease Trust 2019-A
Investor Report
Collection Period Ended   31-Mar-2021

Amounts in USD

Dates

Collection Period No.	27				
Collection Period (from... to)	1-Mar-2021	31-Mar-2021			
Determination Date	13-Apr-2021				
Record Date	14-Apr-2021				
Payment Date	15-Apr-2021				
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2021	15-Apr-2021	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 4/15/2021	15-Mar-2021	15-Apr-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	265,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	479,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	479,000,000.00	67,420,635.48	0.00	67,420,635.48	140.752892	0.000000
Class A-4 Notes	94,110,000.00	94,110,000.00	94,089,167.69	20,832.31	0.221361	0.999779
Total Note Balance	**1,317,110,000.00**	**161,530,635.48**	**94,089,167.69**	**67,441,467.79**		
Overcollateralization	227,885,985.84	247,199,357.73	247,199,357.73			
Total Securitization Value	**1,544,995,985.84**	**408,729,993.21**	**341,288,525.42**			
present value of lease payments	611,860,521.38	53,193,252.20	42,829,073.33			
present value of Base Residual Value	933,135,464.46	355,536,741.01	298,459,452.09			

	Amount	Percentage
Initial Overcollateralization Amount	227,885,985.84	14.75%
Target Overcollateralization Amount	247,199,357.73	16.00%
Current Overcollateralization Amount	247,199,357.73	16.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.743390%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.010000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.100000%	174,169.97	0.363612	67,594,805.45	141.116504
Class A-4 Notes	3.250000%	254,881.25	2.708333	275,713.56	2.929695
Total		**429,051.22**		**$67,870,519.01**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,467,746,186.55	331,480,193.92	264,038,726.13

Available 2019-A Collections	
Lease Payments Received	9,786,337.73
Net Sales Proceeds-early terminations (incl Defaulted Leases)	28,718,067.65
Net Sales Proceeds-scheduled terminations	44,755,270.81
Excess wear and tear included in Net Sales Proceeds	126,799.33
Excess mileage included in Net Sales Proceeds	272,311.89
Subtotal	83,259,676.19
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	552.73
Total Available Collections	**83,260,228.92**

Distribution on the Exchange Note	
(1) Total Servicing Fee	340,608.33
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.26%)	900,521.19
(3) Exchange Note Principal Distributable Amount	67,441,467.79
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	14,577,631.61
Total Distribution	**83,260,228.92**

Available Funds ABS Notes	
Total Exchange Note Payments	68,341,988.98
Reserve Account Draw Amount	0.00
Total Available Funds	**68,341,988.98**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	429,051.22
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	67,441,467.79
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	471,469.97
Total Distribution	**68,341,988.98**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	340,608.33	340,608.33	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	429,051.22	429,051.22	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	174,169.97	174,169.97	0.00
thereof on Class A-4 Notes	254,881.25	254,881.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	429,051.22	429,051.22	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	67,441,467.79	67,441,467.79	0.00
Principal Distribution Amount	67,441,467.79	67,441,467.79	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,862,489.96
Reserve Fund Amount - Beginning Balance	3,862,489.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	32.80
minus Net Investment Earnings	32.80
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,862,489.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	32.80
Net Investment Earnings on the Exchange Note	
Collection Account	519.93
Investment Earnings for the Collection Period	552.73

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,544,995,985.84	38,227
Securitization Value beginning of Collection Period	408,729,993.21	13,182
Principal portion of lease payments	7,289,220.61	
Terminations- Early	22,001,239.38	
Terminations- Scheduled	35,887,034.16	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,263,973.64	
Securitization Value end of Collection Period	341,288,525.42	11,052
Pool Factor	22.09%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.64	6.01
Weighted Average Seasoning (months)	14.32	34.24
Aggregate Base Residual Value	1,100,930,284.17	310,118,847.89
Cumulative Turn-in Ratio		86.06%
Proportion of base prepayment assumption realized life to date		43.47%
Actual lifetime prepayment speed		0.41%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	339,113,983.77	10,996	99.36%
31-60 Days Delinquent	1,743,512.63	44	0.51%
61-90 Days Delinquent	262,994.76	7	0.08%
91-120 Days Delinquent	168,034.26	5	0.05%
Total	341,288,525.42	11,052	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.126%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	769,274.87	23	24,424,297.66	688
Liquidation Proceeds	598,931.86		19,266,743.25	
Recoveries	289,760.31		5,159,800.83	
Principal Net Credit Loss / (Gain)	(119,417.30)		(2,246.42)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.382)%
Prior Collection Period	(0.154%)
Second Prior Collection Period	0.005 %
Third Prior Collection Period	(0.169%)
Four Month Average	(0.175)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.000%

Average Net Credit Loss / (Gain)   (3.27)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	59,382,972.31	2,107	792,267,746.45	26,484
Sales Proceeds and Other Payments Received	71,675,935.55		864,580,028.05	
Residual Loss / (Gain)	(12,292,963.24)		(72,312,281.60)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(39.337)%
Prior Collection Period	(17.774%)
Second Prior Collection Period	(13.217%)
Third Prior Collection Period	(17.362%)
Four Month Average	(21.922)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (4.680)%

Average Residual Loss / (Gain)   (2,730.41)